Exhibit 99.6

Form of Release to Stock Exchanges and Advertisement

INDEPENDENT Auditor’s Report ON THE AUDIT OF INTERIM CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of Infosys Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the quarter and half year ended September 30, 2019 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the results of the subsidiaries as given in the Annexure to this report;

b.	is presented in accordance with the requirements of Regulation 33 of the (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended; and

c.	gives a true and fair view in conformity with Indian Accounting Standard 34 and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and half year ended September 30, 2019.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under Section 143 (10) of the Companies Act, 2013 (“Act”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim consolidated financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management Responsibilities for the Interim Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the audited interim consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of these interim consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with Indian Accounting Standard 34, ‘Interim Financial Reporting’ (“ Ind AS 34”) prescribed under section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the interim consolidated financial results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the interim consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Conclude on the appropriateness of the Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim consolidated financial results, including the disclosures, and whether the interim consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the interim consolidated financial results of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the interim consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)
Bengaluru, October 11, 2019	UDIN : 19070928AAAAAM2159

Annexure to Auditors’ Report

List of Subsidiaries:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB.
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Tecnologia DO Brasil LTDA.
6.	Infosys Nova Holdings LLC.
7.	EdgeVerve Systems Limited
8.	Infosys Austria GmbH
9.	Skava Systems Pvt. Ltd.
10.	Kallidus Inc.
11.	Infosys Chile SpA
12.	Infosys Arabia Limited
13.	Infosys Consulting Ltda.
14.	Infosys CIS LLC
15.	Infosys Luxembourg SARL
16.	Infosys Americas Inc.
17.	Infosys Technologies (Australia) Pty. Limited
18.	Infosys Public Services, Inc.
19.	Infosys Canada Public Services Inc.
20.	Infosys BPM Limited
21.	Infosys (Czech Republic) Limited s.r.o.
22.	Infosys Poland Sp z.o.o
23.	Infosys McCamish Systems LLC
24.	Portland Group Pty Ltd
25.	Infosys BPO Americas LLC.
26.	Infosys Consulting Holding AG
27.	Infosys Management Consulting Pty Limited
28.	Infosys Consulting AG
29.	Infosys Consulting GmbH
30.	Infosys Consulting SAS
31.	Infosys Consulting s.r.o.
32.	Infosys Consulting (Shanghai) Co., Ltd. (formerly Lodestone Management Consultants Co., Ltd)
33.	Infy Consulting Company Limited
34.	Infy Consulting B.V.
35.	Infosys Consulting Sp. Z.o.o.
36.	Lodestone Management Consultants Portugal,Unipessoal, Lda
37.	S.C. Infosys Consulting S.R.L.
38.	Infosys Consulting S.R.L.
39.	Infosys Consulting (Belgium) NV
40.	Panaya Inc.
41.	Panaya Limited.
42.	Panaya GmbH
43.	Panaya Japan Co. Ltd.
44.	Brilliant Basics Holdings Limited
45.	Brilliant Basics Limited
46.	Brilliant Basics (MENA) DMCC
47.	Infosys Consulting Pte Ltd.
48.	Infosys Middle East FZ LLC

Annexure to Auditors’ Report

List of Subsidiaries:

49.	Fluido Oy
50.	Fluido Sweden AB (Extero)
51.	Fluido Norway A/S
52.	Fluido Denmark A/S
53.	Fluido Slovakia s. r. o
54.	Fluido Newco AB
55.	Infosys Compaz PTE. Ltd
56.	Infosys South Africa (Pty) Ltd
57.	Wong Doody Holding Company Inc.
58.	WDW Communications Inc.
59.	Wongdoody Inc.
60.	HIPUS (Acquired on April 1, 2019)
61.	Stater N.V. (Acquired on May 23, 2019)
62.	Stater Nederland B.V. (Acquired on May 23, 2019)
63.	Stater Duitsland B.V. (Acquired on May 23, 2019)
64.	Stater XXL B.V. (Acquired on May 23, 2019)
65.	HypoCasso B.V. (Acquired on May 23, 2019)
66.	Stater Participations B.V. (Acquired on May 23, 2019)
67.	Stater Deutschland Verwaltungs-GmbH (Acquired on May 23, 2019)
68.	Stater Deutschland GmbH & Co. KG (Acquired on May 23, 2019)
69.	Stater Belgium N.V./S.A. (Acquired on May 23, 2019)
70.	Infosys Employees Welfare Trust
71.	Infosys Employee Benefits Trust
72.	Infosys Science Foundation
73.	Infosys Expanded Stock Ownership Trust

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE INTERIM STANDALONE FINANCIAL RESULTS

To The Board of Directors of Infosys Limited

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS Limited (“the Company”), for the quarter and half year ended September 30, 2019 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended; and

(ii)	gives a true and fair view in conformity with Indian Accounting Standard 34 and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the quarter and half year ended September 30, 2019.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143 (10) of the Companies Act, 2013 (“Act”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim standalone financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management Responsibilities for the Interim Standalone Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the interim standalone financial results that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim standalone financial results, the Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Interim Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the interim standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Conclude on the appropriateness of the Board of Director’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim standalone financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim standalone financial results, including the disclosures, and whether the interim standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)
Bengaluru, October 11, 2019	UDIN : 19070928AAAAAN4430

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year Ended September 30,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	22,629	21,803	20,609	44,432	39,737	82,675
Other income, net	626	736	739	1,362	1,465	2,882
Total Income	23,255	22,539	21,348	45,794	41,202	85,557
Expenses
Employee benefit expenses	12,675	12,302	11,158	24,977	21,620	45,315
Cost of technical sub-contractors	1,651	1,640	1,523	3,291	2,814	6,033
Travel expenses	599	827	602	1,427	1,205	2,433
Cost of software packages and others	680	617	606	1,296	1,151	2,553
Communication expenses	129	127	121	256	243	471
Consultancy and professional charges	341	291	289	631	594	1,324
Depreciation and amortisation expenses	727	681	463	1,408	900	2,011
Finance cost	42	40	–	82	–	–
Other expenses	915	847	953	1,763	1,779	3,655
Reduction in the fair value of Disposal Group Held for Sale (Refer Note 1(a))	–	–	–	–	270	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale" (Refer Note 1(a))	–	–	–	–	–	451
Total expenses	17,759	17,372	15,715	35,131	30,576	64,516
Profit before tax	5,496	5,167	5,633	10,663	10,626	21,041
Tax expense: (Refer Note 1(b))
Current tax	1,488	1,460	1,612	2,947	3,063	5,727
Deferred tax	(29)	(95)	(89)	(123)	(158)	(96)
Profit for the period	4,037	3,802	4,110	7,839	7,721	15,410
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(22)	(17)	3	(39)	4	(22)
Equity instruments through other comprehensive income, net	2	3	8	5	12	70
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	17	(24)	(29)	(7)	(20)	21
Exchange differences on translation of foreign operations	(35)	25	334	(10)	421	63
Fair value changes on investments, net	2	16	(15)	18	(60)	2
Total other comprehensive income/(loss), net of tax	(36)	3	301	(33)	357	134
Total comprehensive income for the period	4,001	3,805	4,411	7,806	8,078	15,544
Profit attributable to:
Owners of the company	4,019	3,798	4,110	7,817	7,721	15,404
Non-controlling interest	18	4	–	22	–	6
	4,037	3,802	4,110	7,839	7,721	15,410
Total comprehensive income attributable to:
Owners of the company	3,984	3,798	4,411	7,782	8,078	15,538
Non-controlling interest	17	7	–	24	–	6
	4,001	3,805	4,411	7,806	8,078	15,544
Paid up share capital (par value 5/- each, fully paid)	2,121	2,137	2,176	2,121	2,176	2,170
Other equity *#	62,778	62,778	63,835	62,778	63,835	62,778
Earnings per equity share (par value 5/- each)**
Basic ()	9.46	8.83	9.45	18.28	17.76	35.44
Diluted ()	9.44	8.82	9.44	18.25	17.74	35.38

*	Represents balance as per the audited Balance Sheet of the previous year as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2019, quarter ended June 30, 2019 and quarter and half year ended September 30, 2018.

#	Excludes non-controlling interest

1. Notes pertaining to the previous quarters / periods

a)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. In the half-year ended September 30, 2018, the Company had recorded a reduction in the fair value by 270 crore in respect of its subsidiary Panaya. During the year ended March 31, 2019, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore in respect of Skava in the consolidated statement of Profit and Loss.

b)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2. Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and half-year ended ended September 30, 2019 have been taken on record by the Board of Directors at its meeting held on October 11, 2019. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Update on Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 and the Company bought back and extinguished a total of 11,05,19,266 equity shares at an average buyback price of 747/- per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves. In accordance with section 69 of the Companies Act, 2013, as at September 30, 2019, the Company has created ‘Capital Redemption Reserve’ of 55 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

Upon completion of the buy back of equity shares as detailed above, payment of special dividend (including dividend distribution tax) of 2,107 crore in January 2019 and payment of special dividend (including dividend distribution tax) of 2,633 crore in June 2018, the Company has completed the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

c)	On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries , Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities under common control would be accounted for at carrying value and will not have any impact on the consolidated financial statements.

3.	Information on dividends for the quarter and half year ended September 30, 2019

The Board of Directors declared an interim dividend of 8/- per equity share. The record date for the payment is October 24, 2019.The interim dividend will be paid on October 30, 2019.The interim dividend declared in the previous year was 7/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Dividend per share (par value 5/- each)
Interim dividend	8.00	–	7.00	8.00	7.00	7.00
Final dividend	–	–	–	–	–	10.50
Special dividend	–	–	–	–	–	4.00

4. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2019	March 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	11,825	11,479
Right of use assets	3,917	–
Capital work-in-progress	1,059	1,388
Goodwill	4,080	3,540
Other Intangible assets	1,356	691
Financial assets:
Investments	3,943	4,634
Loans	16	19
Other financial assets	679	312
Deferred tax assets (net)	1,363	1,372
Income tax assets (net)	6,407	6,320
Other non-current assets	1,717	2,105
Total non-current assets	36,362	31,860
Current assets
Financial assets
Investments	3,518	6,627
Trade receivables	16,055	14,827
Cash and cash equivalents	16,473	19,568
Loans	240	241
Other financial assets	5,817	5,505
Income tax assets (net)	34	423
Other current assets	6,712	5,687
Total current assets	48,849	52,878
Total Assets	85,211	84,738
EQUITY AND LIABILITIES
Equity
Equity share capital	2,121	2,170
Other equity	58,400	62,778
Total equity attributable to equity holders of the Company	60,521	64,948
Non-controlling interests	360	58
Total equity	60,881	65,006
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	3,562	–
Other financial liabilities	747	147
Deferred tax liabilities (net)	707	672
Other non-current liabilities	103	275
Total non-current liabilities	5,119	1,094
Current liabilities
Financial liabilities
Trade payables	2,134	1,655
Lease liabilities	515	–
Other financial liabilities	10,037	10,452
Other Current Liabilities	4,389	4,388
Provisions	608	576
Income tax liabilities (net)	1,528	1,567
Total current liabilities	19,211	18,638
Total equity and liabilities	85,211	84,738

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2019 and March 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS).

5. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2019	2018
Cash flow from operating activities
Profit for the period	7,839	7,721
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2,824	2,905
Depreciation and amortization	1,408	900
Interest and dividend income	(861)	(1,028)
Finance cost	82	–
Impairment loss recognized / (reversed) under expected credit loss model	82	142
Exchange differences on translation of assets and liabilities	54	57
Reduction in the fair value of Disposal Group held for sale	–	270
Stock compensation expense	119	97
Other adjustments	(102)	(65)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,578)	(2,679)
Loans, other financial assets and other assets	410	(155)
Trade payables	(1,071)	488
Other financial liabilities, other liabilities and provisions	930	1,722
Cash generated from operations	10,136	10,375
Income taxes paid	(2,705)	(3,653)
Net cash generated by operating activities	7,431	6,722
Cash flows from investing activities
Expenditure on property, plant and equipment	(1,891)	(1,091)
Loans to employees	5	9
Deposits placed with corporation	(7)	(11)
Interest and dividend received	841	989
Payment towards acquisition of business, net of cash acquired	(511)	(210)
Payment of contingent consideration pertaining to acquisition of business	–	(6)
Redemption of escrow pertaining to Buyback	257	–
Other receipts	23	–
Payments to acquire Investments
Preference and equity securities	(41)	(21)
Tax free bonds and government bonds	(19)	(17)
Liquid mutual funds and fixed maturity plan securities	(18,295)	(39,650)
Non convertible debentures	(52)	–
Government securities	(1,561)	–
Certificates of deposit	–	(1,268)
Others	(16)	(8)
Proceeds on sale of financial assets
Tax free bonds and government bonds	18	1
Non-convertible debentures	1,383	302
Government securities	1,170	–
Commercial paper	500	300
Certificates of deposit	1,995	950
Liquid mutual funds and fixed maturity plan securities	18,946	38,935
Preference and equity securities	3	–
Others	10	–
Net cash (used in) / from investing activities	2,758	(796)
Cash flows from financing activities:
Payment of lease liabilities	(294)	–
Payment of dividends (including dividend distribution tax)	(5,422)	(7,949)
Payment of dividend to non-controlling interest of subsidiary	(33)	–
Shares issued on exercise of employee stock options	1	–
Buyback of equity shares including transaction cost	(7,478)	–
Net cash used in financing activities	(13,226)	(7,949)
Net increase / (decrease) in cash and cash equivalents	(3,037)	(2,023)
Cash and cash equivalents at the beginning of the period	19,568	19,871
Effect of exchange rate changes on cash and cash equivalents	(58)	64
Cash and cash equivalents at the end of the period	16,473	17,912
Supplementary information:
Restricted cash balance	375	330

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half-year ended September 30, 2019 and September 30, 2018 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

6. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Revenue by business segment
Financial Services (1)	7,213	6,856	6,644	14,069	12,719	26,477
Retail (2)	3,448	3,435	3,469	6,883	6,637	13,556
Communication (3)	2,961	3,004	2,529	5,964	4,958	10,426
Energy, Utilities, Resources and Services	2,962	2,833	2,527	5,796	4,901	10,390
Manufacturing	2,291	2,099	1,989	4,390	3,826	8,152
Hi-Tech	1,713	1,679	1,537	3,392	2,959	6,177
Life Sciences (4)	1,454	1,341	1,321	2,795	2,581	5,203
All other segments (5)	587	556	593	1,143	1,156	2,294
Total	22,629	21,803	20,609	44,432	39,737	82,675
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	22,629	21,803	20,609	44,432	39,737	82,675
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	1,866	1,714	1,776	3,579	3,337	6,878
Retail (2)	1,038	1,032	1,034	2,070	1,979	4,034
Communication (3)	623	622	659	1,245	1,331	2,517
Energy, Utilities , Resources and Services	818	724	596	1,542	1,220	2,542
Manufacturing	509	413	465	922	876	1,853
Hi-Tech	392	370	418	762	806	1,548
Life Sciences (4)	392	278	376	670	729	1,419
All other segments (5)	7	5	33	12	53	116
Total	5,645	5,158	5,357	10,802	10,331	20,907
Less: Other unallocable expenditure	733	687	463	1,419	900	2,027
Add: Unallocable other income	626	736	739	1,362	1,465	2,882
Less: Finance cost	42	40	–	82	–	–
Less: Reduction in the fair value of Disposal Group Held for Sale	–	–	–	–	270	270
Less: Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale"	–	–	–	–	–	451
Profit before tax and non-controlling interests	5,496	5,167	5,633	10,663	10,626	21,041

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregate of the available data is onerous.

7. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Revenue from operations	19,666	19,131	18,297	38,797	35,353	73,107
Profit before tax (Refer note below)	5,123	4,821	5,251	9,943	10,032	19,927
Profit for the period (Refer note below)	3,829	3,569	3,879	7,398	7,381	14,702

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

Note:

1)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2)	In the half-year ended September 30, 2018, the Company had recorded a reduction in the fair value of its investments in Panaya, by 265 crore in the interim condensed standalone Statement of Profit and Loss of Infosys. During the year ended March 31, 2019, the Company, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company reclassified the investment in subsidiaries Panaya and Skava from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the interim condensed standalone Statement of Profit and Loss.

By order of the Board for Infosys Limited

Bengaluru, India October 11, 2019	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half year ended September 30, 2019, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	3,210	3,131	2,921	6,340	5,753	11,799
Cost of sales	2,140	2,122	1,884	4,261	3,703	7,687
Gross profit	1,070	1,009	1,037	2,079	2,050	4,112
Operating expenses	374	367	345	741	687	1,416
Operating profit	696	642	692	1,338	1,363	2,696
Other income, net	89	106	105	195	212	411
Finance cost	(6)	(6)	–	(12)	–	–
Reduction in the fair value of Disposal Group held for sale (Refer Note 1)	–	–	–	–	(39)	(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 1)	–	–	–	–	–	(65)
Profit before income taxes	779	742	797	1,521	1,536	3,003
Income tax expense (Refer Note 2)	207	196	216	403	420	803
Net profit	572	546	581	1,118	1,116	2,200
Earnings per equity share *
Basic	0.13	0.13	0.13	0.26	0.26	0.51
Diluted	0.13	0.13	0.13	0.26	0.26	0.51
Total assets	12,021	12,417	11,288	12,021	11,288	12,252
Cash and cash equivalents and current investments	2,820	3,044	3,508	2,820	3,508	3,787

*	EPS is not annualized for the quarter and half year ended September 30, 2019, quarter ended June 30, 2019 and quarter and half year ended September 30, 2018.

Note-

1)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. In the half-year ended September 30, 2018, the Company had recorded a reduction in the fair value by $39 million in respect of its subsidiary Panaya. During the year ended March 31, 2019, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava in the consolidated statement of Profit and Loss.

2)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of $14 million which pertains to previous period.

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except per equity share data)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2019	2019	2018
Revenue from operations	22,629	44,432	20,609
Profit before tax	5,496	10,663	5,633
Profit for the period	4,037	7,839	4,110
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	4,001	7,806	4,411

Profit attributable to:
Owners of the company	4,019	7,817	4,110
Non-controlling interest	18	22	–
	4,037	7,839	4,110
Total comprehensive income attributable to:
Owners of the company	3,984	7,782	4,411
Non-controlling interest	17	24	–
	4,001	7,806	4,411
Paid-up share capital (par value 5/- each fully paid)	2,121	2,121	2,176
Other equity *#	62,778	62,778	63,835
Earnings per share (par value 5/- each)**
Basic ()	9.46	18.28	9.45
Diluted ()	9.44	18.25	9.44

*	Represents balance as per the audited Balance Sheet of the previous year as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half-year ended September 30, 2019 and quarter ended September 30, 2018.

#	Excludes non-controlling interest

1. Notes:

a)	The audited interim consolidated financial statements for the quarter and half-year ended September 30, 2019 have been taken on record by the Board of Directors at its meeting held on October 11, 2019. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Update on Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 and the Company bought back and extinguished a total of 11,05,19,266 equity shares at an average buyback price of 747/- per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves. In accordance with section 69 of the Companies Act, 2013, as at September 30, 2019, the Company has created ‘Capital Redemption Reserve’ of 55 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

Upon completion of the buy back of equity shares as detailed above, payment of special dividend (including dividend distribution tax) of 2,107 crore in January 2019 and payment of special dividend (including dividend distribution tax) of 2,633 crore in June 2018, the Company has completed the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

c) On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries , Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities under common control would be accounted for at carrying value and will not have any impact on the consolidated financial statements.

2. Information on dividends for the quarter and half year ended September 30, 2019

The Board of Directors declared an interim dividend of 8/- per equity share. The record date for the payment is October 24, 2019.The interim dividend will be paid on October 30, 2019.The interim dividend declared in the previous year was 7/- per equity share.

(in )

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2019	2019	2018
Dividend per share (par value 5/- each)
Interim dividend	8.00	8.00	7.00
Final dividend	–	–	–
Special dividend	–	–	–

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2019	2019	2018
Revenue from operations	19,666	38,797	18,297
Profit before tax	5,123	9,943	5,251
Profit for the period	3,829	7,398	3,879

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board for Infosys Limited

Bengaluru, India October 11, 2019	Salil Parekh Chief Executive Officer and Managing Director

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and half-year ended September 30, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year Ended September 30,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	19,666	19,131	18,297	38,797	35,353	73,107
Other income, net	604	713	742	1,316	1,458	2,852
Total income	20,270	19,844	19,039	40,113	36,811	75,959
Expenses
Employee benefit expenses	10,604	10,380	9,489	20,985	18,315	38,296
Cost of technical sub-contractors	2,046	2,044	1,902	4,090	3,569	7,646
Travel expenses	482	700	470	1,182	936	1,906
Cost of software packages and others	410	363	448	773	863	1,646
Communication expenses	94	93	88	187	170	339
Consultancy and professional charges	253	234	241	486	493	1,096
Depreciation and amortisation expense	542	510	390	1,052	764	1,599
Finance cost	28	27	–	55	–	–
Other expenses	688	672	760	1,360	1,404	2,770
Reduction in the fair value of assets held for sale (Refer Note 1(a))	–	–	–	–	265	265
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 1(a))	–	–	–	–	–	469
Total expenses	15,147	15,023	13,788	30,170	26,779	56,032
Profit before tax	5,123	4,821	5,251	9,943	10,032	19,927
Tax expense: (Refer Note 1(b))
Current tax	1,316	1,316	1,467	2,632	2,796	5,189
Deferred tax	(22)	(64)	(95)	(87)	(145)	36
Profit for the period	3,829	3,569	3,879	7,398	7,381	14,702
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(18)	(17)	3	(35)	2	(21)
Equity instruments through other comprehensive income, net	2	–	7	2	11	78
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	17	(24)	(29)	(7)	(20)	21
Fair value changes on investments, net	1	15	(13)	16	(53)	1
Total other comprehensive income/ (loss), net of tax	2	(26)	(32)	(24)	(60)	79
Total comprehensive income for the period	3,831	3,543	3,847	7,374	7,321	14,781
Paid–up share capital (par value 5/- each fully paid)	2,129	2,145	2,184	2,129	2,184	2,178
Other Equity*	60,533	60,533	62,410	60,533	62,410	60,533
Earnings per equity share ( par value 5 /- each)**
Basic ()	8.97	8.26	8.88	17.22	16.90	33.66
Diluted ()	8.96	8.25	8.88	17.21	16.89	33.64

*	Represents balance as per the audited Balance Sheet of the previous year as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half-year ended September 30, 2019, quarter ended June 30, 2019 and quarter and half-year ended September 30, 2018.

1. Notes pertaining to the previous quarters / periods

a)	In the half-year ended September 30, 2018, the Company had recorded a reduction in the fair value of its investments in Panaya by 265 crore in the interim condensed standalone Statement of Profit and Loss of Infosys. During the year ended March 31, 2019, the Company, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company reclassified the investment in subsidiaries Panaya and Skava from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the interim condensed standalone Statement of Profit and Loss.

b)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2. Notes pertaining to the current quarter

a)	The audited interim condensed standalone financial statements for the quarter and half year ended September 30, 2019 have been taken on record by the Board of Directors at its meeting held on October 11, 2019. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Update on Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 and the Company bought back and extinguished a total of 11,05,19,266 equity shares at an average buyback price of 747/- per equity share, comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves. In accordance with section 69 of the Companies Act, 2013, as at September 30, 2019, the Company has created ‘Capital Redemption Reserve’ of 55 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

Upon the completion of the buy back of equity shares detailed above, payment of special dividend (including dividend distribution tax) of 2,107 crore in January 2019 and payment of special dividend (including dividend distribution tax) of 2,633 crore in June 2018, the Company has completed the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

c)	On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries , Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation.

3. Information on dividends for the quarter and half year ended September 30, 2019

The Board of Directors declared an interim dividend of 8/- per equity share. The record date for the payment is October 24, 2019. The interim dividend will be paid on October 30, 2019. The interim dividend declared in the previous year was 7/- per equity share.

(in )

Particulars	Quarter Ended September 30,	Quarter Ended June 30,	Quarter Ended September 30,	Half-year Ended September 30,		Year Ended March 31,
	2019	2019	2018	2019	2018	2019
Dividend per share (par value 5/- each)
Interim dividend	8.00	–	7.00	8.00	7.00	7.00
Final dividend	–	–	–	–	–	10.50
Special dividend	–	–	–	–	–	4.00

4. Audited Standalone Balance Sheet

(in crore)

Particulars	As at
	September 30, 2019	March 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	10,564	10,394
Right of use assets	2,628	–
Capital work-in-progress	1,048	1,212
Goodwill	29	29
Other Intangible assets	61	74
Financial assets
Investments	11,353	12,062
Loans	18	16
Other financial assets	592	196
Deferred tax assets (net)	1,085	1,114
Income tax assets (net)	5,942	5,870
Other non-current assets	1,590	1,740
Total non-current assets	34,910	32,707
Current assets
Financial assets
Investments	3,044	6,077
Trade receivables	13,788	13,370
Cash and cash equivalents	11,233	15,551
Loans	2,012	1,048
Other financial assets	4,581	4,834
Income tax assets (net)	–	423
Other current assets	5,733	4,920
Total current assets	40,391	46,223
Total assets	75,301	78,930
EQUITY AND LIABILITIES
Equity
Equity share capital	2,129	2,178
Other equity	56,346	60,533
Total equity	58,475	62,711
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2,400	–
Other financial liabilities	78	79
Deferred tax liabilities (net)	426	541
Other non-current liabilities	25	169
Total non - current liabilities	2,929	789
Current liabilities
Financial liabilities
Trade payables
Total outstanding dues of micro enterprises and small enterprises	–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises	1,241	1,604
Lease liabilities	330	–
Other financial liabilities	7,265	8,528
Other current liabilities	3,154	3,335
Provisions	543	505
Income tax liabilities (net)	1,364	1,458
Total current liabilities	13,897	15,430
Total equity and liabilities	75,301	78,930

The disclosure is an extract of the audited Balance Sheet as at September 30, 2019 and March 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS).

5. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Half-year ended September 30,
	2019	2018
Cash flow from operating activities:
Profit for the period	7,398	7,381
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	1,052	764
Income tax expense	2,545	2,651
Impairment loss recognized / (reversed) under expected credit loss model	53	136
Finance cost	55	–
Interest and dividend income	(837)	(1,020)
Stock compensation expense	107	–
Other adjustments	(66)	44
Reduction in the fair value of assets held for sale	–	265
Exchange differences on translation of assets and liabilities	28	35
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,763)	(2,361)
Other financial assets and other assets	478	7
Trade payables	(363)	428
Other financial liabilities, other liabilities and provisions	190	1,466
Cash generated from operations	8,877	9,796
Income taxes paid	(2,353)	(3,390)
Net cash generated by operating activities	6,524	6,406
Cash flow from investing activities:
Expenditure on property, plant and equipment	(1,770)	(986)
Deposits placed with corporations	(54)	(8)
Loans to employees	1	(2)
Loan given to subsidiary	(1,201)	–
Loan repaid by subsidiary	276	–
Proceeds from redemption of debentures	187	100
Investment in subsidiaries	–	(67)
Proceeds from return of investment	6	33
Payment towards acquisition of business	–	(261)
Payment of contingent consideration pertaining to acquisition	–	(6)
Redemption of escrow pertaining to buyback	257	–
Other receipts	23	–
Payments to acquire investments
Preference, equity securities and others	(41)	(10)
Liquid mutual fund units and fixed maturity plan securities	(15,980)	(37,120)
Tax free bonds and Government bonds	(12)	(11)
Certificates of deposit	–	(926)
Government Securities	(1,561)	–
Others	–	(3)
Proceeds on sale of investments
Liquid mutual fund units and fixed maturity plan securities	16,655	36,387
Tax free bonds and Government bonds	13	1
Non-convertible debentures	1,383	302
Certificates of deposit	1,625	950
Commercial paper	500	300
Government Securities	1,170	–
Interest and dividend received	836	1,005
Net cash used in investing activities	2,313	(322)
Cash flow from financing activities:
Payment of lease liabilities	(194)	–
Buyback of equity shares including transaction cost	(7,478)	–
Payment of dividends (including dividend distribution tax)	(5,443)	(7,982)
Net cash used in financing activities	(13,115)	(7,982)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(40)	(30)
Net increase / (decrease) in cash and cash equivalents	(4,278)	(1,898)
Cash and cash equivalents at the beginning of the period	15,551	16,770
Cash and cash equivalents at the end of the period	11,233	14,842
Supplementary information:
Restricted cash balance	134	143

The disclosure is an extract of the audited Statement of Cash flows for the half-year ended September 30, 2019 and September 30, 2018 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

6. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the company has disclosed the segment information in the audited consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half year ended September 30, 2019.

By order of the Board for Infosys Limited

Bengaluru, India October 11, 2019	Salil Parekh Chief Executive Officer and Managing Director

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.